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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )*

                             Coda Music Technology, Inc.
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                                   (Name of Issuer)

                             Common Stock, No Par Value
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                            (Title of Class of Securities)

                                     19188P 10 8
                        -------------------------------------
                                    (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------                             --------------------------
 CUSIP NO.   19188P 10 8               13G               PAGE  2  OF  7 PAGES
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Donald R. Brattain
          Social Security No. ###-##-####

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /
                                                              (b) / /
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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
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                   5   SOLE VOTING POWER
     NUMBER OF
      SHARES                  40,000 (a)
   BENEFICIALLY ----------------------------------------------------------------
     OWNED BY
       EACH        6   SHARED VOTING POWER
    REPORTING
      PERSON                 147,026 (a)
       WITH     ----------------------------------------------------------------

                   7   SOLE DISPOSITIVE POWER

                              40,000 (a)
                ----------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER

                             147,026 (a)
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       187,026 (a)
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  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       3%
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  12  TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------

                         *SEE INSTRUCTION BEFORE FILLING OUT!



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                                        NOTES

     (a) The reporting person directly beneficially owns 25,000 shares of the Issuer's common stock, and warrants to purchase 15,000 shares of the Issuer's Common Stock. The reporting person is a general partner of the general partner of Founding Partners II Limited Partnership, which directly beneficially owns 122,026 shares of the Issuer's common stock, and warrants to purchase 25,000 shares of the Issuer's Common Stock. As a general partner of the general partner of Founding Partners II Limited Partnership, the reporting person may be deemed to have an indirect pecuniary interest in the holdings of Founding Partners II Limited Partnership to the extent of his proportionate partnership interest in the limited partnership.




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                                    SCHEDULE 13 G

ITEM 1.

      (a) Name of Issuer

            Coda Music Technology, Inc.

      (b) Address of Issuer's Principal Executive Offices

            6210 Bury Drive
            Eden Prairie, MN 55346-1718


ITEM 2.

      (a) Name of Person Filing

            Donald R. Brattain

      (b) Address of Principal Business Office or, if none,
            Residence

            601 Carlson Parkway, #1140
            Minnetonka, MN  55305

      (c) Citizenship

            USA

      (d) Title of Class of Securities

            Common Stock, No Par Value

      (e) CUSIP Number

            19188P 10 8


ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b),
            CHECK WHETHER THE PERSON FILING IS A:   Not Applicable

      (a) ____      Broker or Dealer registered under Section 15 of the Act



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      (b) ____      Bank as defined in section 3(a)(6) of the Act

      (c) ____      Insurance Company as defined in section 3(a)(19) of the Act

      (d) ____ Investment Company registered under section 8 of the Investment Company Act

      (e) ____ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) ____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

      (g) ____ Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

      (h) ____      Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


ITEM 4.     OWNERSHIP

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a) Amount Beneficially Owned

            187,026 (a)

      (b) Percent of Class

            3%

      (c) Number of shares as to which such person has:

            (i)     sole power to vote or to direct the vote

                    40,000 (a)



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          (ii)  shared power to vote or to direct the vote

                147,026 (a)

          (iii) sole power to dispose or to direct the disposition of

                40,000 (a)

          (iv)  shared power to dispose or to direct the disposition of

                147,026 (a)


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Reporting person's stock of Issuer has fallen below five percent.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and



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          were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned, Donald R. Brattain, certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1998



                                /s/ Donald R. Brattain
                              ----------------------------------------
                              Donald R. Brattain








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